Exhibit 99.4

SPI Energy Co., Ltd.

(the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at Rm 2703, F/27, China Resources Building, Wan Chai, Hong Kong SAR, China, on 6th November 2017 at 10:00 a.m. local time for the purpose of considering and, if thought fit, passing the following resolution as an Ordinary Resolution:

THAT each ten shares of par value US$0.000001 in the authorised share capital of the Company, both issued and unissued, be consolidated immediately on the passing of this resolution into one share of US$0.00001 par value, such that the authorised share capital of the Company shall be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each.

By order of the Board

/s/ Xiaofeng Peng

Director

Dated: October 23, 2017

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1                                        A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2                                        Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolution to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3                                        A form of proxy for use at the EGM is enclosed.  Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at Rm 2703, F/27, China Resources Building, Wan Chai, Hong Kong SAR, China, or send copies of the foregoing by facsimile to +852 2291 6030, or send copies of the foregoing by email to ir@spisolar.com, in each case marked for the attention of Ms. Pearl Peng, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company.  Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4                                        If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.  For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5                                        Subject to any rights and restrictions for the time being attached to any share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at the EGM, each have one vote, and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each share of which such shareholder or the person represented by proxy is the holder.

6             The quorum for the EGM is at least one shareholder present in person or by proxy representing not less than one-third of the votes attaching to all issued and outstanding shares in the Company entitled to vote on the resolution to be considered at the EGM.

SPI Energy Co., Ltd.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on 6th November 2017 at 10 a.m. local time at the offices of the Company at Rm 2703, F/27, China Resources Building, Wan Chai, Hong Kong SAR, China and at any adjournment of the EGM.  My proxy is instructed to vote on a poll or on a show of hands on the resolution in respect of the matter specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

THAT each ten shares of par value US$0.000001 in the authorised share capital of the Company, both issued and unissued, be consolidated immediately on the passing of this resolution into one share of US$0.00001 par value, such that the authorised share capital of the Company shall be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution.  If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution.  In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes.  If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.  If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:☐

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders:

2

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1                                        A proxy need not be a shareholder of the Company.  A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2                                        Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3                                        Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions.  To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at Rm 2703, F/27, China Resources Building, Wan Chai, Hong Kong SAR, China, or send copies of the foregoing by facsimile to +852 2291 6030, or send copies of the foregoing by email to ir@spisolar.com, in each case marked for the attention of Ms. Pearl Peng, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting.  Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4                                        If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.  For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5                                        If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6                                        This form of proxy is for use by shareholders only.  If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7                                        Any alterations made to this form must be initialled by you.

8                                        A proxy may vote on a show of hands or on a poll.